Filed Pursuant to Rule 425 under the Securities Act of 1933

Filer: CommerceSouth, Inc.

Exchange Act File No. 000-29422

Subject Company: BancTrust Financial Group, Inc.

This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of BancTrust Financial Group, Inc. and CommerceSouth, Inc. with the Securities and Exchange Commission, including the Registration Statement that is required to be filed with respect to the transaction described below prior to the vote of the shareholders of BancTrust and CommerceSouth with respect to the merger of CommerceSouth with BancTrust and the joint proxy statement/prospectus which will be contained in the Registration Statement.

On July 24, 2003, BancTrust Financial Group, Inc. and CommerceSouth, Inc. issued a joint press release announcing that both parties had signed a definitive merger agreement regarding the proposed acquisition of CommerceSouth by Banctrust. A copy of that press release is filed as Appendix A to this report and is incorporated by reference.

APPENDIX A

BANCTRUST FINANCIAL GROUP, INC.

AND

COMMERCESOUTH, INC.

ANNOUNCE DEFINITIVE MERGER AGREEMENT

Mobile, Alabama and Eufaula, Alabama, July 24, 2003—W Bibb Lamar, Jr., President and Chief Executive Officer of BancTrust Financial Group Inc., (Nasdaq: BTFG) and Greg B. Faison, President and Chief Executive Officer of CommerceSouth Inc. (Nasdaq: COSO), the parent corporation of CommerceSouth Banks of Florida and of Alabama, today announced board approval and execution of an Agreement and Plan of Merger providing for the merger of CommerceSouth into BancTrust, with BancTrust as the surviving corporation. This announcement follows a joint announcement by BancTrust and CommerceSouth on May 28, 2003 of an agreement in principle regarding this merger.

BancTrust will pay CommerceSouth shareholders a mix of cash and stock worth approximately $25.50 for each share of CommerceSouth stock. The cash to be paid is set at $12.75 per share. The number of BancTrust shares to be issued depends on the market value of BancTrust’s stock at the time of the merger. Currently, this transaction is valued at approximately $75 million. The merger, expected to be completed in the fourth quarter of 2003, is subject to approval by the shareholders of CommerceSouth and BancTrust, approval by certain regulatory agencies and of various other contingencies.

BancTrust Financial Group Inc., which has total assets of approximately $700 million and is headquartered in Mobile, Alabama, is the parent company of BankTrust in Mobile and Baldwin Counties, BankTrust of Brewton, The Monroe County Bank, The Commercial Bank of Demopolis, Sweet Water State Bank, South Alabama Trust Company, in Alabama, and BankTrust of Florida.

CommerceSouth Inc., which has total assets of approximately $320 million and is headquartered in Eufaula, Alabama, is the parent company of CommerceSouth Bank of Alabama, with locations in Eufaula, Montgomery and Prattville, and CommerceSouth Bank of Florida, with locations in Destin, Santa Rosa Beach, Freeport, Grayton Beach, Panama City Beach, and Lynn Haven. New branches are scheduled to open later this year in Niceville and Crestview, Florida.

At the conclusion of this transaction, BancTrust is expected to be Alabama’s eighth largest publicly traded bank holding company with 36 locations in Alabama and Florida and over $1 billion in assets.

This press release contains “forward-looking” statements which state or express an opinion as to what may happen in the future. Any such statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results and occurrences may vary materially from the expectations contained herein. Factors that could cause actual results to differ materially from those described herein include regulatory changes, changes in the general economic environment, changes in interest rates, changes in the securities markets, changes in the demand for our products and services, increased competition, the discretion and authority of applicable regulatory bodies over the proposed transaction and numerous other factors set forth in the reports filed by BancTrust and CommerceSouth with the Securities and Exchange Commission. Neither BancTrust nor CommerceSouth is under any obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Additional Information and Where to Find It

In connection with the proposed transaction, BancTrust and CommerceSouth intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains a joint proxy statement and prospectus. Investors and security holders are advised to read the registration statement, including the joint proxy statement and prospectus, when it becomes available, because it will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement and prospectus (when available) and other documents filed by BancTrust and by CommerceSouth with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by BancTrust and CommerceSouth with the Securities and Exchange Commission may also be obtained from their respective points of contact set forth below.

BancTrust and CommerceSouth, and their respective directors and officers, may be deemed to be participants in the solicitation of proxies from the shareholders of BancTrust and of CommerceSouth in connection with the proposed merger. Information about the directors and officers of BancTrust and their ownership of BancTrust Stock is set forth in the proxy statement for BancTrust’s 2003 Annual Meeting of Shareholders. Information about the directors and officers of CommerceSouth and their ownership of CommerceSouth Stock is set forth in the proxy statement for CommerceSouth’s 2003 Annual Meeting of Shareholders. Investors and shareholders may obtain additional information about the interest of such participants by reading the joint proxy statement and prospectus when it becomes available.

For additional information contact:

BancTrust Financial Group, Inc. F. Michael Johnson Chief Financial Officer 251-431-7813	CommerceSouth, Inc. Greg B. Faison President/Chief Executive Officer 334-687-3581

3